

July 30, 2014

Via E-mail
Eric S. Rosenfeld
President
Quartet Holdco Ltd.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re:** **Quartet Holdco Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 15, 2014**
> **File No. 333-195910**
>
> **Quartet Merger Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 15, 2014**
> **File No. 001-36139**

Dear Mr. Rosenfeld:

We have reviewed your responses to the comments in our letter dated July 9, 2014 and have the following additional comments.

Summary

1. For each Quartet right to be exchanged for 1/10th of one share of Holdco, please explain in the summary if there will be any rounding of shares.

Exhibit 5.1

2. We note that the opinion addresses "common shares of par value US$0.0001 each in the capital of the Company to be issued pursuant to the Prospectus constituting part of the Registration Statement . . . ." Please have counsel revise to opine on all securities that are being registered, including the purchase options. Please also have counsel state the number amount of each type of security being registered.

3. In this regard, we note that the registration fee table refers to the Representative's purchase options and Representative's unit purchase options, but the purchase options do not appear to be called or defined as Representative's unit purchase options throughout the prospectus. Please revise throughout for consistency and clearly explain what is meant by purchase options and unit purchase options, if there is a difference, or advise.

Please also clearly address each security being registered in the opinion, as asked for in the above comment.

4. Counsel may examine such documents as it deems appropriate to render its opinion, but may not limit its opinion to certain documents. Please have counsel revise the second paragraph on page 1 or the Schedule by clarifying that it has examined all other documents as it has deemed necessary to render its opinion.

5. Please revise the fifth paragraph on page 2. Counsel may not attempt to limit reliance by purchasers on the legality opinion. As such, please remove any limitation on reliance. Purchasers of the securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. in Staff Legal Bulletin, No. 19, available on our website, www.sec.gov.

6. We note reservation "(c)" on page 2 that non-assessable "shall mean . . . and subject to any contrary provision in any agreement in writing between the Company and the holder of shares." Please delete the language "subject to any contrary provision in any agreement in writing between the Company and the holder of shares." Any possibility of future payments would need to be described in the prospectus. Refer to Sections II.B.1.a. and c. in Staff Legal Bulletin, No. 19 available on our website, www.sec.gov.

Exhibit 8.1 (found in Appendix D)

7. We note your revision and response to our prior comments 6 and 7. We further note that your response to our prior comment 45 in your response letter date June 24, 2014 indicated that the exhibit 8.1 opinion (found in Appendix D) is intended to be a "long-form" opinion. However, there appears to more opined on in the prospectus, such as the status as a passive foreign investment company, than is opined on in the full tax opinion. Please revise to have the entire tax opinion covered in your exhibit 8.1 opinion, if you intend to file a "long-form" opinion. In the alternative, please file a "short-form" opinion and confirm that the prospectus discussion is the opinion. Refer to Section III.B. of Staff Legal Bulletin, No. 19.

8. Please file a signed tax opinion prior to effectiveness.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
       Jeffrey M. Gallant, Esq.
       Graubard Miller